CBOE Demutualization Member Meeting April 26, 2010 Filed by CBOE Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: CBOE Holdings, Inc. Subject Company’s Commission File No.: 333-140574 The following slide presentation was delivered at a CBOE member meeting on April 26, 2010.

Agenda Recap of last meeting April 12 and April 26 filings What is new or changed in the S-4? Overview of initial public offerings Objectives Participation Process Next steps and timeline

Recap of Last Membership Meeting CBOE’s demutualization strategy Review of settlement requirements Seat conversion Special dividend Proposed IPO with subsequent lock up Multiple liquidity opportunities Proposed tender offer

April 12 and April 26 Filings On April 12th we filed Amendment 6 to the S-4 Registration Statement and Amendment 1 to the S-1 Registration Statement These filings updated various types of information but also included some changes with respect to the shares to be issued and permit types Today, April 26th we filed Amendment 7 to the S-4 Registration Statement

Notable Changes Each seat will now convert into 80,000 shares of CBOE Holdings Class A common stock The special dividend has been adjusted to $1.25 per share, or $100,000 per seat, to account for increase in shares Listing venue has been determined to be NASDAQ Access prices are included

Access Pricing Monthly 2010 Types of permits Fee Fee*__ Market Maker $7,500 $6,000 Floor Broker $7,500 $6,000 Electronic Access $2,000 $1,600 Quoting & order entry bandwidth $3,750 $3,000 Order entry bandwidth $2,000 $1,600 Tier appt. surcharge (SPX) $3,000 $3,000 *Fee schedule until end of 2010

Initial Public Offerings Objectives Participation opportunities Overview of IPO Process Size and pricing Factors influencing pricing The process Minimum price discussion

Objectives of an IPO Convert seats into stock and list for trading Sell sufficient stock to create a liquid market Attract institutional buyers who will tend to be long-term holders and accumulators of the stock Provide greater strategic flexibility

Participation: As Seller The seat owners and settlement class members who become shareholders will be able to participate in the IPO as sellers This participation as sellers must be limited to 20% or less of the primary shares offered in the IPO. This is due to the need to preserve certain tax treatments of CBOE’s restructuring Materials were mailed last week with a May 6 deadline Depending on the number of shareholders desiring to sell, the number of shares that any individual can sell may be small

Participation: As Buyer A “Directed Shares Program” is planned, which will allow seat owners, certain settlement class members, directors and CBOE employees to participate in the IPO as buyers Materials cannot be mailed until the “red herring” prospectuses are available Depending on demand, the number of shares that any individual can purchase may be small

IPO Process: Size and Pricing New shares (primary shares) issued by the company dilute the holdings of existing shareholders Objective is to establish sufficient float to support a liquid market and attract institutional holders Depending on size, 10-15% of a company is considered to provide an adequate float Situation is similar to putting a large block of seats on the market all at once Shares should be priced and allocated in a way to attract long-term investors and create demand

Factors Influencing Pricing Markets sentiment/public benchmarks No direct CBOE comparables Publicly traded derivative exchanges represent most appropriate comparisons Financial performance and outlook Volume C-2 Access Proposed fee caps Strategic prospects

IPO Process S-1 with price range is filed prior to road show Road show is vehicle for marketing to institutional investors Shares allocated through a process to marry those investors who best understand CBOE’s story with those willing to pay the highest price Process is designed to attract broadest set of participants and to create competition among investors Pricing strategy is different than a merger or one-off trade Book should be built in a way that provides attractive price for selling shareholders and positive momentum once trading commences Pricing Committee will ultimately determine IPO price based on recommendations from underwriters and advisors Value to members will primarily be driven by successful aftermarket trading

Minimum Price Discussion What the minimum price represents Price below which CBOE will not pursue an IPO without seeking additional member approval A price that incorporates flexibility needed due to business and market risk given lag time between S-4 filing and IPO pricing “We may proceed with the restructuring transaction and the initial public offering without seeking additional membership approval onlyat a price per share before underwriting discount of at least $25” The minimum price is less than the implied value of the last seat. If we divide $2.525 million (last sale minus the dividend) by 80,000 shares the implied value is $31.56 per share

What the Minimum Price Is Not Minimum price is not the IPO offering price It not necessarily representative of long-term value of members’ holdings IPO is a mechanism for establishing a public market for CBOE’s stock, a step with strategic importance Value will ultimately be determined by market participants It is not the price at which members must sell their shares Post-IPO liquidity points include: tender offer, expiration of 180 and 360-day lock-ups It is not inclusive of $1.25 per share special dividend ($100,000 of value per seat) Market will ultimately determine the value of CBOE Holdings and your shares

Why Should We Proceed? Minimum price may be less than what you may have expected We must move forward to achieve the previously stated objectives of an IPO Convert seats into stock that can be listed for trading Sell sufficient stock to create a liquid market Attract institutional buyers who will tend to be long-term holders and accumulators of the stock Provide greater strategic flexibility Only the establishment of a public market and subsequent trading of CBOE Holdings shares will provide a valid indicator of market value

Next Steps and Projected Timetable Final amendment to S-4, record date for vote April 26 Seat transaction moratorium 7 – 10am April 27 Mailing of proxy materials April 29, 30 Deadline to participate in IPO as seller May 6 Appointment of Pricing Committee May 6 Additional member meetings May 3,10,17 Hold vote May 21 IPO road show starts June 1 Pricing Committee establishes IPO price June 14 Trading begins June 15 Deliver shares and make payments (T+3) June 18 Develop tender offer Sep-Oct First lock up expires Dec 15

Disclaimer This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605. CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE and CBOE Holdings is available in the prospectus/proxy statement.

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